Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189244

PROSPECTUS SUPPLEMENT

(To Prospectus dated August 9, 2013)

(Proposed holding company for Delanco Federal Savings Bank)

Up to 610,938 Shares

(subject to increase to 702,579 shares)

This supplements the prospectus of Delanco Bancorp, Inc. dated August 9, 2013. This prospectus supplement should be read together with the prospectus.

We are increasing the number of shares that you may purchase in the offering.

To date, the Company has received orders for a sufficient number of shares to complete the offering. In light of the Company’s goal to significantly improve its capital position and to facilitate the sale of additional shares, we have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 5.0% of the shares sold in the offering (26,562 shares ($212,496) at the midpoint of the offering range).

•	You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may purchase up to 5.0% of the shares sold in the offering (26,562 shares ($212,496) at the midpoint of the offering range).

These purchase limitations apply to purchases made in the subscription and community offering. If you have purchased shares of common stock in the subscription and community offering, your total orders must comply with the purchase limitations set forth above. The ownership limitations for current Delanco Bancorp shareholders disclosed in the prospectus remain unchanged. We may, following the receipt of any required regulatory approval and without further notice, further increase the purchase limitations to 8.99% of the total number of shares to be sold in the offering, provided orders for stock exceeding 5% of the total offering shall not exceed 10% of the offering.

We intend to provide those persons who, either alone or together with associates and persons acting in concert, submitted orders in the subscription and community offering for the previous maximum of 22,000 shares an opportunity to increase their order. Completed stock order forms, together with full payment for the additional shares ordered, must be received by us (not postmarked) by Friday, October 4, 2013 at 2:00 p.m., Daylight Savings Time. Offering payments must be made in immediately available funds (bank check, money order, Delanco Federal Savings Bank deposit account withdrawal authorization or wire transfer). Personal checks will not be accepted.

Completion of the conversion and offering is subject to certain conditions.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by Delanco Bancorp’s shareholders and Delanco Federal Savings Bank’s depositors and certain borrowers, and (2) receipt of final regulatory approvals. To the extent that shares remain available for sale after existing subscribers have had the opportunity to increase their orders, Delanco Bancorp may continue the community offering and solicit additional purchasers. The community offering, if continued, may be terminated at any time in our sole discretion, and we retain the right to accept or reject, in whole or in part, any order received in the community offering. We expect to close the offering no higher than the midpoint of the offering range.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, contact the Stock Information Center, toll-free, at (877) 643-8217.

The date of this prospectus supplement is September 27, 2013